Sub-Item 77C: Matters Submitted to a Vote of Security Holders At a Special Meeting of Shareholders of the Goldman Sachs Trust held on August 3, 2007 (the "Meeting"), a vote was held to approve proposals to remove the secondary investment objective for each of the Goldman Sachs California AMT-Free Municipal Fund and the Goldman Sachs New York AMT-Free Municipal Fund. At the Meeting, the proposals were approved. The Goldman Sachs California AMT-Free Municipal Fund shareholders voted as follows: For Against Abstain Broker Non-Votes 4,126,813 -- 2,009 2,313,824 The Goldman Sachs New York AMT-Free Municipal Fund shareholders voted as follows: For Against Abstain Broker Non-Votes 1,188,459 -- -- 897,173